EXHIBIT 12
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                 PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

                                                         12 Months Ended
                                                         ---------------
                               September    December     December    December     December  December
                               ---------    --------     --------    --------     --------  --------
                                   1996       1995         1994        1993         1992           1991
                                   ----       ----         ----        ----         ----           ----
                                                    (In Thousands of Dollars)

Net Income                      $ 364,745   $ 338,007   $ 323,617    $309,866    $ 264,347     $ 233,681
Taxes on Income                   199,161     172,388     156,702     140,833      105,994        88,041
                                  -------     -------     -------     -------      -------        ------
Adjusted Net Income             $ 563,906   $ 510,395   $ 480,319    $450,699    $ 370,341     $ 321,722
                                ---------   ---------   ---------    --------    ---------     ---------
Fixed Charges:
  Interest and Amortization
   of Debt Discount and Expense
   and Premium on all
   Indebtedness                 $ 202,221    $206,666    $204,206   $ 199,415    $ 200,848     $ 213,616
  Capitalized Interest             15,465      15,050      12,427      16,167       13,800        20,953
  Interest Factor in Rentals        1,643       2,099       2,010       2,144        2,033         1,801
                                    -----       -----       -----       -----        -----         -----
  Total Fixed Charges           $ 219,329    $223,815    $218,643   $ 217,726    $ 216,681     $ 236,370
                                ---------    --------    --------   ---------    ---------     ---------

Preferred and Preference
  Dividend Requirements: (1)
  Preferred and
   Preference Dividends         $  40,830    $ 40,578   $  39,922   $  41,839    $  42,247     $  42,746
  Income Tax Required              22,048      20,434      19,074      18,763       16,729        15,916
                                   ------      ------      ------      ------       ------        ------
  Total Preferred and
   Preference Dividend
   Requirements                 $  62,878    $ 61,012   $  58,996   $  60,602    $  58,976     $  58,662
                                ---------    --------   ---------   ---------    ---------     ---------
Total Fixed Charges and
  Preferred and Preference
  Dividend Requirements         $ 282,207    $284,827   $ 277,639   $ 278,328    $ 275,657     $ 295,032
                                =========    ========   =========   =========    =========     =========

Earnings (2)                    $ 767,770    $719,160   $ 686,535   $ 652,258    $ 573,222     $ 537,139
         ==                     =========    ========   =========   =========    =========     =========

Ratio of Earnings to
    Fixed Charges                   3.50         3.21        3.14        3.00         2.65          2.27
Ratio of Earnings to
    Combined Fixed Charges and
    Preferred and Preference
    Dividend Requirements           2.72         2.52        2.47        2.34         2.08          1.82


(1)Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.

(2)Earnings are deemed to consist of net income that includes earnings of BGE's consolidated subsidiaries, equity in the net income of BGE's unconsolidated subsidiary, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.